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Independent Accountants' Report

The Board of Directors

ORIX Capital Markets, LLC

We have examined management's assertion, included in the accompanying Management Assertion, that ORIX Capital Markets, LLC (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and VI.I., which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans, as of and for the year ended December 31, 2002. Management is responsible for ORIX Capital Markets, LLC's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about ORIX Capital Markets, LLC's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on ORIX Capital Markets, LLC's compliance with the minimum servicing standards.

In our opinion, management's assertion that ORIX Capital Markets, LLC complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002 is fairly stated, in all material respects.

KPMG LLP

January 24, 2003